U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 20, 2022 at 9:00 AM Beijing Time, Recon Technology, Ltd. (the “Company”) held its annual general meeting of shareholders for the fiscal year ending June 30, 2021 (the “Annual Meeting”).  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on March 29, 2022.

1.  Elect three Class III members of the board of directors to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2024 or until their successors are duly elected and qualified;.

Name	For	Against	Withhold
Shenping Yin	64,014,878	0	204,474
Guangqiang Chen	64,002,923	0	216,429
Jia Liu	64,060,263	0	159,089

2.  Ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022.

For	Against	Withhold
72,883,432	279,995	264,662

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: May 20, 2022	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer